NEWS RELEASE FOR IMMEDIATE RELEASE

Agrium reports record fourth quarter

February 21, 2013  –  ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today record consolidated net earnings (“net earnings”) from continuing operations of $354-million ($2.34 diluted earnings per share) for the fourth quarter of 2012, compared with net earnings from continuing operations of $327-million in the fourth quarter of 2011 ($2.04 diluted earnings per share). Net earnings were $354-million ($2.34 diluted earnings per share) for the fourth quarter of 2012, compared to net earnings of $193-million ($1.20 diluted earnings per share) in the fourth quarter of 2011.

The 2012 fourth quarter results included a $22-million ($0.10 diluted earnings per share) recovery of previously paid and disputed guarantees for letters of credit in AWB Limited’s (“AWB”) investment in Hi-Fert Pty. Ltd. (“Hi-Fert”) and an $18-million ($0.08 diluted earnings per share) recovery in share-based payment expenses. Excluding these items, net earnings and net earnings from continuing operations would have been $326-million ($2.16 diluted earnings per share).1

On an annual basis, 2012 net earnings from continuing operations were $1.5-billion ($9.55 diluted earnings per share), in line with record net earnings from continuing operations of $1.5-billion ($9.52 diluted earnings per share) in 2011. 2012 net earnings were $1.5-billion ($9.55 diluted earnings per share), compared to $1.4-billion ($8.68 diluted earnings per share) in 2011.

“I am delighted to report that our unique position across the global agriculture input value chain, and our on-going commitment to driving continuous improvement across our business enabled us to deliver record results for the fourth quarter and match the record annual earnings achieved in 2011. We also generated $2.1-billion in operating cash flow this year, the highest in company history,” said Mike Wilson, Agrium President and CEO.

“The unrelenting global demand for food has continued to pressure global grain supplies, leading to continued strength in crop prices. We believe there is a compelling economic incentive for growers across the world to plant record acreage in 2013 and to optimize their use of crop inputs. As the spring season approaches in North America, Agrium will be there to provide growers with the crop input products, services and expertise they need in order to fully benefit from the tremendous opportunity presented by this attractive environment, and we look forward to delivering another year of value for all our stakeholders,” added Mr. Wilson.

[1]	Fourth quarter effective tax rate of 29 percent used for adjusted diluted earnings per share calculations.

February 21, 2013

All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this press release are not prescribed by International Financial Reporting Standards (“IFRS”), and are defined in the Additional and Non-IFRS Financial Measures section of this press release.

2012 Fourth Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2012 fourth quarter consolidated net earnings from continuing operations were $354-million, or $2.34 diluted earnings per share from continuing operations, compared to net earnings from continuing operations of $327-million, or $2.04 diluted earnings per share from continuing operations, for the same quarter of 2011.

Financial Overview

	Three months ended December 31,
(millions of U.S. dollars, except per share amounts and where noted)	2012	2011	Change	% Change
Sales	3,261	3,177	84	3
Gross profit	1,026	1,045	(19)	(2)
Expenses	492	577	(85)	(15)
Earnings from continuing operations before finance costs and income taxes (“EBIT”)	534	468	66	14
Net earnings from continuing operations	354	327	27	8
Net earnings	354	193	161	83
Diluted earnings per share from continuing operations	2.34	2.04	0.30	15
Diluted earnings per share	2.34	1.20	1.14	95
Effective tax rate (%)	29	23	N/A	6

Sales

Retail sales increased by 8 percent to $2.0-billion compared to the fourth quarter of 2011 largely due to increased sales of crop protection products and crop nutrients resulting from favorable weather conditions and greater planted wheat acreage. Wholesale sales decreased slightly to $1.4-billion in the fourth quarter of 2012 from $1.5-billion in the fourth quarter of 2011 due to weak international potash demand. Advanced Technologies (“AAT”) sales during the fourth quarter were slightly lower at $140-million compared to $146-million in the same period last year.

Gross Profit

Our gross profit for the fourth quarter of 2012 held steady at $1.0-billion compared to $1.0-billion in the fourth quarter of 2011. Highlights for the fourth quarter include the following:

•	Retail’s gross profit increased $57-million for the fourth quarter. Crop protection products experienced a 40 percent increase for the quarter compared to the same quarter in 2011 attributed to increased sales volumes and larger supplier rebates; and
•	Wholesale’s gross profit decreased 12 percent to $490-million for the fourth quarter of 2012, compared to the fourth quarter of 2011, which resulted from reduced international potash demand, weaker potash prices, higher potash cost of product sold and lower phosphate prices.

Expenses

The $85-million decrease in expenses for the fourth quarter of 2012 compared to the fourth quarter of 2011 is mainly a result of:

•	Higher expenses in 2011 due to a $61-million asset impairment charge for our investment in Hanfeng Evergreen Inc. (“Hanfeng”);
•	A $22-million recovery of previously paid funds in relation to AWB’s investment in Hi-Fert related to disputed guarantees for letters of credit;
•	A $13-million decrease in environmental remediation and asset retirement obligation expense;
•	An $11-million favorable change in share-based payments expense, with a $18-million recovery of share-based payments expense in the fourth quarter of 2012 versus a recovery of $7-million in the fourth quarter of 2011, (see section “Other” for further discussion)[1];
•	A $10-million favorable change in insurance proceeds; and
•	A $10-million decrease in potash profit tax related to the deductibility of capital expenditures for the Vanscoy potash facility expansion project this quarter.

The above decreases were partially offset by a $10-million lawsuit settlement relating to potash claims in addition to a $34-million increase in Retail selling expenses (see section “Retail” for further discussion).

The following table is a summary of our other expenses (income) for the fourth quarters of 2012 and 2011, respectively.

	Three months ended December 31,
(millions of U.S. dollars)	2012	2011
Realized (gain) loss on derivative financial instruments	(2)	7
Unrealized loss on derivative financial instruments	—	1
Interest income	(26)	(21)
Foreign exchange loss (gain)	11	(1)
Asset impairment	—	61
Environmental remediation and asset retirement obligations	2	15
Bad debt recovery	(8)	(7)
Potash profit and capital tax	3	17
Other	—	(6)

	(20)	66

Effective Tax Rate

The effective tax rate was 29 percent for the fourth quarter of 2012 compared to 23 percent for the same period last year due to a higher proportion of income earned in higher taxed jurisdictions in 2012.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2012 fourth quarter sales were a record $2.0-billion, an increase of 8 percent compared to sales of $1.8-billion in the same period last year. The increase was primarily due to a combination of the large winter wheat crop planted, early harvest and favorable weather conditions for the fall application season in the U.S. Gross profit was the highest ever for a fourth quarter at $509-million, compared to the $452-million reported in the same period last year. Retail achieved record earnings from continuing operations before

[1]	For the year, share-based payments expense was $108-million compared to a share-based payments recovery of $51-million in 2011, for a total comparative variance of $159-million.

finance costs, income taxes, depreciation and amortization (“EBITDA”)1 of $124-million in the fourth quarter of 2012, significantly exceeding the $80-million reported in the fourth quarter of last year. On a full-year basis, EBITDA reached $951-million in 2012, an increase of 24 percent compared to the previous record of $769-million achieved in 2011.

Crop nutrient sales were $1.1-billion this quarter, compared to $1.0-billion in the fourth quarter of 2011. The increase was primarily attributable to a 10 percent increase in total crop nutrient sales volumes across our Retail operations, which was primarily driven by a large planting of winter wheat acres and an extended fall nutrient application window in the U.S. North American nutrient volumes were 11 percent higher in the fourth quarter this year, compared to the same period in 2011. Nutrient volumes in our South American and Australian Retail operations were also higher compared to the same period last year, by 10 percent and 2 percent, respectively. Gross profit for crop nutrients was $155-million this quarter, an increase of $13-million compared to the $142-million reported in the fourth quarter of 2011. Total crop nutrient margins as a percentage of sales were 14 percent in the fourth quarter of 2012, in-line with the same quarter last year.

Crop protection sales were $491-million in the fourth quarter of 2012, compared to the $403-million in sales reported in the same period last year. The increase in sales was due to a combination of favorable weather conditions in the U.S., as well as stronger pricing and volumes across most crop protection products. Total crop protection gross profit this quarter was $203-million, an increase of 40 percent compared to the $145-million reported in the fourth quarter of 2011. In addition to the factors supporting higher sales this quarter, the increase in gross profit in the fourth quarter of 2012 was also supported by an increase in proceeds from supplier rebate programs and increased sales volumes of our proprietary Loveland line of products. This also contributed to higher total crop protection margins of 41 percent this quarter, compared to 36 percent in the same period last year.

Seed sales were $105-million in the fourth quarter of 2012, compared to $83-million in the fourth quarter last year. Gross profit was $43-million this quarter, an increase of 30 percent compared to the $33-million in the fourth quarter of 2011. The increase in both sales and gross profit was mainly due to a significant increase in planted wheat acres.

Sales of merchandise in the fourth quarter of 2012 were $132-million, compared to $143-million in the same period last year. Gross profit for this product line was $21-million this quarter, down from the $26-million reported in the fourth quarter of 2011.

Services and other sales were $151-million this quarter, compared to the $176-million reported in the fourth quarter of 2011. Gross profit was $87-million in the fourth quarter of 2012, compared to $106-million for the same period last year. The decrease in sales and gross profit this quarter was mainly attributable to pricing pressure in the livestock and wool sectors, which negatively impacted earnings from this business in our Australian Retail operations.

Retail selling expenses for the fourth quarter of 2012 were $431-million, an increase of $34-million compared to the $397-million reported in the fourth quarter last year. The increase was due to a combination of higher depreciation expense, which was driven by the inclusion of acquisitions made over the past year, as well as increased costs associated with maintenance and personnel. Selling expenses as a percentage of sales were 21.8 percent in the fourth quarter of 2012, in-line with the 21.6 percent reported in the same period last year. On a full-year basis, selling expenses as a percentage of sales decreased to 14.5 percent, compared to 15.5 percent in 2011.

[1]	Refer to Additional and Non-IFRS Financial Measures on page 8 of this press release.

Wholesale

Wholesale’s 2012 fourth quarter sales were the second highest in history at $1.4-billion, slightly lower than the record $1.5-billion reported in the same quarter last year. Gross profit for this quarter was $490-million, compared to $556-million for the fourth quarter of 2011. Wholesale’s EBITDA of $516-million in the fourth quarter of 2012 was 7 percent lower than the same period last year. While Wholesale’s fourth quarter earnings were the second highest ever reported, the decline in earnings compared to the same record quarter last year was primarily due to weaker global demand for potash and weaker phosphate pricing.

Nitrogen gross profit in the fourth quarter of 2012 was a record $326-million, an increase of $4-million over the $322-million reported in the same quarter last year. These strong results were due to higher international and domestic urea sales volumes. Total nitrogen sales volumes were 1.1 million tonnes, up 6 percent from the same period last year. Wholesale urea sales volumes were higher due to strong demand in the quarter resulting from attractive urea prices relative to crop prices and the expectation of strong urea demand in the spring of 2013. The increase in urea sales volumes was partially offset by lower ammonia sales volumes in Canada as a result of the early winter season in the fourth quarter. Realized sales prices for ammonia were higher due to strong supply/demand fundamentals while urea pricing declined 7 percent compared to the same period in 2011. Nitrogen cost of product sold was $263 per tonne this quarter, slightly higher than the $258 per tonne reported in the fourth quarter of 2011 due primarily to marginally higher natural gas costs this quarter. Our average nitrogen gross margins were $290 per tonne this quarter, compared to $304 per tonne in the same period last year.

Agrium’s average natural gas cost in cost of product sold was $3.59/MMBtu this quarter ($3.66/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.47/MMBtu for the same period in 2011 ($3.77/MMBtu including the impact of realized losses on natural gas derivatives). The average natural gas cost was impacted this quarter by a $2/MMBtu surcharge on Argentine gas that the government imposed earlier in 2012. Hedging gains or losses on all natural gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2012 was $3.36/MMBtu, compared to $3.61/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.28/MMBtu discount to NYMEX in the fourth quarter of 2012, comparable to the $0.24/MMBtu differential that existed in the fourth quarter of 2011.

Potash gross profit for the fourth quarter of 2012 was $79-million, compared to $121-million in the same quarter last year. The decrease was due primarily to lower international sales volumes of 86,000 tonnes, compared to 221,000 tonnes in the fourth quarter of 2011, as well as lower realized sales prices in both domestic and international markets. The lower international volumes were a result of weaker international demand, particularly from China and India. Domestic sales volumes were strong in the quarter, up 44 percent from the same period last year due to strong grower demand in North America and leveraging our ability to move potash into Retail’s domestic distribution chain. Potash cost of product sold was $216 per tonne this quarter, compared to $169 per tonne in the fourth quarter of 2011. The increase in cost of product sold on a per tonne basis was primarily due to a higher proportional shift in our sales mix towards the domestic market, as a result of weaker international demand. Cost of product sold is higher for our domestic sales due primarily to the impact of transportation costs. The increase in cost per tonne was also partly due to the impact of fixed costs being recorded directly to cost of product sold because of lower produced volumes in this quarter of approximately 426,000 tonnes compared to 451,000 tonnes in the fourth quarter of 2011. The resulting gross margin on a per tonne basis was $233 in the fourth quarter of 2012, compared to the $304 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $47-million in the fourth quarter of 2012, compared to $89-million in the same quarter last year. This decrease was due primarily to lower realized sales prices and higher costs. Realized sales prices were $722 per tonne this quarter, compared to $813 per tonne in the same period last year due to lower phosphate prices globally. Phosphate cost of product sold was $556 per tonne in the fourth quarter of 2012, compared to $500 per tonne in the same period last year. The increase in cost of product sold was due to higher rock costs and increased depreciation for our Conda facility. On a per tonne basis, gross margin in the fourth quarter of 2012 decreased to $166 per tonne, compared to $313 per tonne in the same period last year.

Product purchased for resale gross profit increased $11-million this quarter, compared to the fourth quarter of 2011. The increase in gross profit was a result of the decline in inventory valuation experienced in the fourth quarter of 2011 and higher ammonia margins in 2012.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $26-million in the fourth quarter of 2012, compared to $23-million in the same period last year.

Wholesale expenses in the fourth quarter of 2012 were $28-million, compared to $49-million in the fourth quarter of 2011. The decrease in expenses this quarter is mainly due to fourth quarter insurance recoveries of $18-million in addition to a $10-million decrease in potash profit tax related to the deductibility of capital expenditures for the Vanscoy potash facility expansion this quarter. The reduction in Wholesale expenses was partially offset by lower earnings from our equity interest in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility. The facility was forced to suspend operations in the fourth quarter of 2011 and was restarted in mid-September 2012, however there is a one quarter delay in reporting earnings from this investment.

Advanced Technologies

AAT gross profit was $33-million in the fourth quarter of 2012, compared to the $38-million reported in the same period last year. The decrease was primarily due to new arrangements with former joint venture partners, eliminating the requirement to proportionately consolidate related results. Excluding the impact of proportionately consolidated margins, AAT gross profit in the quarter increased by $5-million compared to the same period last year.

EBITDA for AAT was $17-million in the fourth quarter of 2012, a significant increase compared to the $49-million loss reported in the same period last year. The fourth quarter of 2011 included a $61-million charge related to our investment in Hanfeng. The increase was also driven by stronger sales volumes and margins for Environmentally Smart Nitrogen (“ESN”).

Other

EBITDA for our Other non-operating business unit for the fourth quarter of 2012 was a loss of $7-million, compared to a loss of $15-million for the fourth quarter of 2011. The favorable change was primarily driven by an $11-million decrease in share-based payments expense, where there was an $18-million recovery in the fourth quarter of 2012 compared to a $7-million recovery in the same quarter of 2011. The increase in share-based payments recovery was caused by a larger decline of our share price during the fourth quarter of 2012 compared to the same period in 2011.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares at January 31, 2013 was approximately 149 million. On October 22, 2012, we purchased and cancelled 8.74 million common shares tendered under an issuer bid for a total purchase price of $913-million, including transaction costs. At January 31, 2013, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars, except per share amounts)	2012 Q4	2012 Q3	2012 Q2	2012 Q1	2011 Q4	2011 Q3	2011 Q2	2011 Q1
Sales	3,261	2,962	6,834	3,629	3,177	3,141	6,198	2,954
Gross profit	1,026	798	1,870	800	1,045	888	1,675	725
Net earnings from continuing operations	354	129	860	155	327	293	728	160
Net earnings	354	129	860	155	193	293	718	171
Earnings per share from continuing operations
-basic	2.34	0.80	5.44	0.97	2.05	1.86	4.61	1.02
-diluted	2.34	0.80	5.44	0.97	2.04	1.85	4.60	1.02
Earnings per share
-basic	2.34	0.80	5.44	0.97	1.20	1.86	4.55	1.09
-diluted	2.34	0.80	5.44	0.97	1.20	1.85	4.54	1.09

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Our cash collections generally occur after the application season is complete.

BUSINESS ACQUISITIONS

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products Business of Viterra Inc. (“Viterra”). The Agri-products Business will be part of our Retail business unit and consists of 217 Canadian farm centers, 13 Australian farm centers, storage and distribution assets, and other assets and liabilities.

We will acquire Viterra’s Agri-products Business from Glencore, which completed its acquisition of Viterra on December 17, 2012. The Agri-products Business consists of two groups of assets: i) Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and ii) farm centers and other assets. The agreement also entitles us to receive an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from these Agri-products Business assets (“Operating Cash Flow Adjustment”) from March 31, 2012, until the applicable closing dates.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915-million, subject to certain adjustments. Accordingly, if CF completes this acquisition, we will not acquire Viterra’s interest in the Medicine Hat facility. Under our agreement with Glencore: i) the cash proceeds of the sale of Viterra’s interest in the Medicine Hat facility to CF are payable by Glencore to us; and ii) we are also entitled to an Operating Cash Flow Adjustment in respect of Viterra’s interest in the Medicine Hat facility from March 31, 2012, until closing of the transaction between Glencore and CF, offset partially by a purchase price adjustment in favour of CF under its agreement with Glencore equivalent to Viterra’s estimated after-tax operating cash flows from the Medicine Hat facility from October 16, 2012, to November 30, 2012.

The purchase price for Viterra’s Agri-products Business is Cdn$1.775-billion (U.S.$1.801-billion), subject to adjustments, including for: i) proceeds from Glencore’s sale of Viterra’s interest in the Medicine Hat facility to CF as described above; ii) Viterra farm centers excluded from the purchase; iii) working capital; and iv) accrual to Agrium of Operating Cash Flow Adjustments.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by: i) the transfer of the Agri-products Business assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for the Operating Cash Flow Adjustment, working capital and other adjustments. If the Agri-products Business assets are transferred to third parties arranged by us, we are entitled to receive the proceeds of sale (including with respect to the sale of Viterra’s interest in the Medicine Hat facility to CF as described above).

The Agri-products Business assets ultimately transferred to Agrium will consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

Agrium and CF each have specific responsibilities for obtaining required regulatory approvals. Glencore has responsibilities for obtaining required third party consents and approvals. We are in the process of obtaining the regulatory approvals for which we are responsible. Our agreement with Glencore sets maximum periods for obtaining these regulatory approvals, which may be extended as agreed by us and Glencore. The maximum periods extend to July 17, 2014, for Viterra’s interest in the Medicine Hat facility, and to April 17, 2014, for the balance of the Agri-products Business assets.

The transaction exposes us to various risks, including: i) Glencore may not obtain necessary third party consents and approvals for which it is responsible, in which case, for any asset not capable of being transferred, we may either elect for a use arrangement which is satisfactory to us for a period of at least 25 years, or to be repaid in cash the portion of the acquisition price allocated to such asset (subject to an adjustment if the asset is Viterra’s interest in the Medicine Hat facility and CF does not close under its agreement to acquire such interest from Glencore); ii) Agrium may be unable to obtain regulatory approvals within the time frames prescribed by the agreement, in which case 1) Glencore may be entitled to sell the affected assets with payment of the proceeds of sale to us, or we may be required to sell the assets, in either case for proceeds which could be less than the portion of the purchase price allocated to such assets under the agreement; or 2) Glencore may transfer the applicable assets to us or a third party under an arrangement requiring that the applicable asset be held separate from our other business operations pending a sale to a third party; iii) CF may not receive regulatory approval to acquire Viterra’s interest in the Medicine Hat facility, or CF may otherwise fail to close on the Medicine Hat facility; and iv) an adjustment to the purchase price that could result in the combination of cash and fair value of assets transferred to us being different from the advance to Glencore.

During the fourth quarter of 2012, the Retail business unit completed the acquisition of a number of businesses consisting of crop input and distribution centers for total consideration of $136-million.

DISCONTINUED OPERATIONS

The 2011 fourth quarter net loss from discontinued operations of $134-million was attributed to an $85-million write-off of misappropriated soybean inventory acquired in the purchase of AWB and a $37-million payment of guarantees for letters of credit related to AWB’s investment in Hi-Fert. In the fourth quarter of 2012, we recovered $22-million of the previously paid guarantees for letters of credit.

ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBIT and EBITDA. We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to that of other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

EBIT is presented on our Consolidated Statements of Operations and is classified as an additional IFRS measure.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS.

	Three months ended December 31, 2012					Three months ended December 31, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	124	516	17	(7)	650	80	552	(49)	(15)	568
Depreciation and amortization	49	54	8	5	116	43	45	7	5	100

EBIT	75	462	9	(12)	534	37	507	(56)	(20)	468

Finance costs related to long-term debt					(22)					(25)
Other finance costs					(11)					(17)
Income taxes					(147)					(99)

Net earnings from continuing operations					354					327

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Historically tight global grain and oilseed supplies continue to support crop prices, and provide a historically strong incentive to maximize crop production. This is particularly true in North America, where new crop prices of corn, soybeans, wheat and canola are all at historic highs for this time of year. The United States Department of Agriculture (“USDA”) surprised analysts in January by reporting even lower stocks of corn as of December 1st than were anticipated. The USDA projects corn ending stocks in 2012/13 will be 602 million bushels, equivalent to less than 20 days of supply. To reach the USDA ending stocks forecast, which represent approximately theoretical minimum levels, over 1.2 billion bushels of demand must be rationed between December 2012 and end of August 2013 relative to the same period in 2011/12. This tight supply situation is expected to support cash corn prices through at least the first half of 2013.

Acreage of major field crops in North America and the rest of the world are expected to increase once again in 2013, versus 2012, driven by historically high crop prices and production margins. U.S. corn and soybean area is projected to reach a seventh consecutive record in 2013/14 and winter wheat acreage was recently estimated by the USDA to be at the highest level since 2009. An impact of the market incentives to maximize production of crops, particularly corn, have increased corn on corn planting which involves increased crop nutrient and crop protection product applications. All of these factors combine to support robust demand for crop inputs in general. Seed demand has been strong leading into the 2013 spring season as growers have sought to assure supply of the top genetics.

The nitrogen market continues to be supported by supply uncertainty, as an increased number of countries have struggled with gas restrictions and new export supply has been hampered by delays. If not for Chinese urea exports of over 6.6 million tonnes in the second half of 2012, the global urea supply and demand balance would be even tighter than it is currently. The Chinese Government moderately reduced export restrictions on Chinese urea for 2013, which is expected to improve the netback of Chinese urea exporters at any market price, but export volumes in 2013 will depend on the global supply/demand balance and Chinese raw material costs in the second half of 2013. U.S. offshore imports of urea set a new record high in the second half of 2012 as did imports by India. Indian urea demand is expected to be strong again in 2013, but the first quarter of the year is a seasonal low point for Indian imports. While U.S. demand for nitrogen is expected to be very strong as a result of high crop acreage, the strong pace of imports in the 2012/13 fertilizer year has positioned the market well to deal with this demand. We expect global nitrogen demand will increase by 2 to 3 percent in 2013, while North American nitrogen demand will be flat to 2 percent higher.

Global phosphate prices have weakened over the past couple of months, driven primarily by slow demand from India, the key phosphate import market. The first quarter of the year is the seasonal low point for phosphate consumption in India and domestic inventories are reportedly high. Consequently, it is not expected that significant new demand from India will arise in the first quarter of 2013, and imports will be dependent upon domestic retail pricing and subsidy levels. U.S. domestic shipments and applications of phosphate were at high levels in the fall season due to the early harvest and late arrival of winter. North American domestic phosphate prices remain at a premium to the global market.

The outlook for global potash demand is positive for the first half of 2013. China has agreed to supply agreements with major global producers for the first half of 2013, which has provided some certainty for other global buyers. Analysts expect that Chinese potash imports will increase in 2013. Brazil was the largest offshore importer of potash again in 2012 and expectations are that there will be further growth in Brazilian potash imports in 2013 as domestic inventories were reportedly tighter to start the year. In early February, India agreed to supply agreements for the remainder of 2013. Indian potash demand continues to be significantly impacted by changes to their domestic pricing and subsidy programs. In the U.S., the wide application season in the fall of 2012, combined with tight inventories at the retail level led to strong potash shipments in the fall season. U.S. spring demand is expected to improve from 2012 levels, driven by high crop acreage and prices. North American potash consumption is projected to increase by 1 to 3 percent in 2012/13, while global potash shipments are projected to increase from approximately 52 million tonnes in 2012 to between 55 and 57 million tonnes in 2013.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the proposed acquisition of the Agri-products Business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the MOPCO nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with Agrium’s proposed acquisition of the Agri-products Business of Viterra, and the proposed transaction whereby Viterra’s 34 percent interest in the Medicine Hat nitrogen facility is to be acquired by CF, including: that completion of the acquisition of the assets proposed to be purchased by Agrium, and the sale of 34 percent interest in the Medicine Hat nitrogen facility to CF, as well as the timing thereof is dependent on the receipt of the necessary regulatory approvals in respect of the assets proposed to be purchased by Agrium and CF and the satisfaction of other conditions precedent to closing and there can be no assurances that such regulatory approvals will be received, and that the other conditions to closing will be satisfied, in a timely fashion, or at all; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to provide the crop inputs and services needed to feed a growing world. We focus on maximizing shareholder returns by driving continuous improvements to our base businesses, pursuing value-added growth opportunities across the crop input value chain and returning capital to shareholders.

A WEBSITE SIMULCAST of the 2012 4th Quarter Conference Call will be available in a listen-only mode beginning Friday, February 22, 2013 at 7:30 a.m. MT (9:30 a.m. ET). Please visit the following website: www.agrium.com.

FOR FURTHER INFORMATION:

Investor/Media Relations:

Richard Downey, Vice President, Investor & Corporate Relations

(403) 225-7357

Todd Coakwell, Director, Investor Relations

(403) 225-7437

Mark Thompson, Analyst, Investor Relations

(403) 225-7761

Contact us at: www.agrium.com

AGRIUM INC.

Consolidated Statements of Operations

(Millions of U.S. dollars, except per share amounts)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
Sales	3,261	3,177	16,686	15,470
Cost of product sold	2,235	2,132	12,192	11,137

Gross profit	1,026	1,045	4,494	4,333
Expenses
Selling	451	423	1,751	1,673
General and administrative	64	94	472	335
Earnings from associates	(3)	(6)	(13)	(21)
Other (income) expenses	(20)	66	62	123

Earnings before finance costs and income taxes	534	468	2,222	2,223
Finance costs related to long-term debt	22	25	89	101
Other finance costs	11	17	40	59

Earnings before income taxes	501	426	2,093	2,063
Income taxes	147	99	595	555

Net earnings from continuing operations	354	327	1,498	1,508
Net loss from discontinued operations	—	(134)	—	(133)

Net earnings	354	193	1,498	1,375

Attributable to:
Equity holders of Agrium	354	189	1,494	1,371
Non-controlling interest	—	4	4	4

Net earnings	354	193	1,498	1,375

Earnings per share attributable to equity holders of Agrium
Basic earnings per share from continuing operations	2.34	2.05	9.56	9.53
Basic loss per share from discontinued operations	—	(0.85)	—	(0.84)

Basic earnings per share	2.34	1.20	9.56	8.69

Diluted earnings per share from continuing operations	2.34	2.04	9.55	9.52
Diluted loss per share from discontinued operations	—	(0.84)	—	(0.84)

Diluted earnings per share	2.34	1.20	9.55	8.68

AGRIUM INC.

Consolidated Statements of Comprehensive Income

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
Net earnings	354	193	1,498	1,375
Other comprehensive (loss) income
Items that may be reclassified to earnings
Available for sale financial instruments
Gains	1	—	1	1
Reclassifications to earnings	—	—	—	(2)
Foreign currency translation
(Losses) gains	(33)	78	64	(43)
Reclassifications to earnings	(1)	—	(1)	(23)
Other comprehensive loss of associates	(2)	—	(3)	—

	(35)	78	61	(67)

Items that will not be reclassified to earnings
Post-employment benefits
Actuarial gains (losses)	15	(32)	(7)	(58)
Deferred income taxes	(4)	10	2	17

	11	(22)	(5)	(41)

Other comprehensive (loss) income	(24)	56	56	(108)

Comprehensive income	330	249	1,554	1,267

Attributable to:
Equity holders of Agrium	331	246	1,550	1,271
Non-controlling interest	(1)	3	4	(4)

Comprehensive income	330	249	1,554	1,267

AGRIUM INC.

Consolidated Statements of Cash Flows

(Millions of U.S. dollars)

(Unaudited)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
Operating
Net earnings from continuing operations	354	327	1,498	1,508
Items not affecting cash
Depreciation and amortization	116	100	444	381
Earnings from associates	(3)	(6)	(13)	(21)
Asset impairment	—	61	—	61
Share-based payments	(18)	(7)	108	(51)
Unrealized loss (gain) on derivative financial instruments	—	1	(17)	(46)
Unrealized foreign exchange loss	12	8	5	19
Deferred income taxes	11	53	(33)	150
Other	9	21	98	64
Dividends from associates	10	—	13	16
Net changes in non-cash working capital	493	543	16	(731)

Cash provided by operating activities	984	1,101	2,119	1,350

Investing
Acquisitions, net of cash acquired	(136)	(38)	(213)	(183)
Advance on acquisition of Viterra Inc.	(1,801)	—	(1,801)	—
Proceeds from disposal of discontinued operations	—	—	—	721
Capital expenditures	(417)	(233)	(1,282)	(663)
Investments in associates	—	—	(10)	(15)
Purchase of investments	(7)	(3)	(14)	(46)
Proceeds from disposal of investments	—	—	—	36
Other	(12)	4	(61)	(1)
Net changes in non-cash working capital	(17)	—	43	—

Cash used in investing activities	(2,390)	(270)	(3,338)	(151)

Financing
Short-term debt	690	(161)	1,068	(293)
Long-term debt issued	511	1	532	71
Transaction costs on long-term debt	(4)	—	(5)	—
Repayment of long-term debt	(3)	(54)	(12)	(188)
Dividends paid	—	—	(115)	(18)
Shares issued	—	—	7	5
Shares repurchased	(913)	—	(913)	—

Cash provided by (used in) financing activities	281	(214)	562	(423)

Effect of exchange rate changes on cash and cash equivalents	(13)	(5)	37	(14)

(Decrease) increase in cash and cash equivalents from continuing operations	(1,138)	612	(620)	762
Cash and cash equivalents used in discontinued operations	—	(21)	—	(51)
Cash and cash equivalents – beginning of period	1,864	755	1,346	635

Cash and cash equivalents – end of period	726	1,346	726	1,346

Included in operating activities
Interest paid	11	23	113	137
Interest received	27	20	92	78
Income taxes paid	54	138	461	401

Included in investing activities
Interest paid	9	3	26	10

AGRIUM INC.

Consolidated Balance Sheets

(Millions of U.S. dollars)

(Unaudited)

	December 31,
	2012	2011
ASSETS
Current assets
Cash and cash equivalents	726	1,346
Accounts receivable	2,284	1,984
Income taxes receivable	32	138
Inventories	3,129	2,956
Advance on acquisition of Viterra Inc.	1,792	—
Prepaid expenses and deposits	749	643
Assets of discontinued operations	—	70

	8,712	7,137
Property, plant and equipment	3,698	2,533
Intangibles	636	678
Goodwill	2,349	2,277
Investments in associates	382	355
Other assets	130	97
Deferred income tax assets	70	63

	15,977	13,140

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	1,328	245
Accounts payable	3,541	2,959
Income taxes payable	152	82
Current portion of long-term debt	518	20
Current portion of other provisions	108	68
Liabilities of discontinued operations	—	53

	5,647	3,427
Long-term debt	2,115	2,098
Provisions for post-employment benefits	184	192
Other provisions	413	299
Other liabilities	80	59
Deferred income tax liabilities	618	637

	9,057	6,712

Shareholders’ equity
Share capital	1,890	1,994
Retained earnings	4,955	4,420
Accumulated other comprehensive income	71	10

Equity holders of Agrium	6,916	6,424
Non-controlling interest	4	4

Total equity	6,920	6,428

	15,977	13,140

AGRIUM INC.

Consolidated Statements of Shareholders’ Equity

(Millions of U.S. dollars, except share data)

(Unaudited)

	Common shares (millions)	Share capital	Retained earnings	Accumulated other comprehensive income	Equity holders of Agrium	Non- controlling interest	Total equity
December 31, 2010	158	1,982	3,134	69	5,185	8	5,193

Net earnings	—	—	1,371	—	1,371	4	1,375
Other comprehensive income (loss)
Available for sale financial instruments	—	—	—	(1)	(1)	—	(1)
Post-employment benefits	—	—	(41)	-	(41)	—	(41)
Foreign currency translation	—	—	—	(58)	(58)	(8)	(66)

Comprehensive income (loss)	—	—	1,330	(59)	1,271	(4)	1,267
Dividends	—	—	(44)	—	(44)	—	(44)
Share-based payment transactions	—	12	—	—	12	—	12

December 31, 2011	158	1,994	4,420	10	6,424	4	6,428

Net earnings	—	—	1,494	—	1,494	4	1,498
Other comprehensive income
Available for sale financial instruments	—	—	—	1	1	—	1
Post-employment benefits	—	—	(5)	—	(5)	—	(5)
Foreign currency translation	—	—	—	63	63	—	63
Other comprehensive loss of associates	—	—	—	(3)	(3)	—	(3)

Comprehensive income	—	—	1,489	61	1,550	4	1,554
Dividends	—	—	(154)	—	(154)	—	(154)
Dividends of non-controlling interest	—	—	—	—	—	(4)	(4)
Shares repurchased	(9)	(113)	(800)	—	(913)	—	(913)
Share-based payment transactions	—	9	—	—	9	—	9

December 31, 2012	149	1,890	4,955	71	6,916	4	6,920

AGRIUM INC.

Supplemental Information 1a

Results by Segment

(Unaudited – millions of U.S. dollars)

		Three months ended December 31,
		2012
		Retail	Wholesale	Advanced Technologies	Other	Total
Sales	- external	1,971	1,163	127	—	3,261
	- inter-segment	4	223	13	(240)	—

	Total sales	1,975	1,386	140	(240)	3,261
	Cost of product sold	1,466	896	107	(234)	2,235

	Gross profit	509	490	33	(6)	1,026

	Gross profit (%)	26	35	24		31

	Selling expenses	431	11	13	(4)	451
	EBITDA (1)	124	516	17	(7)	650
	EBIT (2)	75	462	9	(12)	534

		Three months ended December 31,
		2011
		Retail	Wholesale	Advanced Technologies	Other	Total
Sales	- external	1,827	1,226	124	—	3,177
	- inter-segment	8	228	22	(258)	—

	Total sales	1,835	1,454	146	(258)	3,177
	Cost of product sold	1,383	898	108	(257)	2,132

	Gross profit	452	556	38	(1)	1,045

	Gross profit (%)	25	38	26		33

	Selling expenses	397	13	14	(1)	423
	EBITDA (1)	80	552	(49)	(15)	568
	EBIT (2)	37	507	(56)	(20)	468

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Supplemental Information 1b

Results by Segment

(Unaudited – millions of U.S. dollars)

		Twelve months ended December 31,
		2012
		Retail	Wholesale	Advanced Technologies	Other	Total
Sales	- external	11,457	4,723	506	—	16,686
	- inter-segment	22	729	72	(823)	—

	Total sales	11,479	5,452	578	(823)	16,686
	Cost of product sold	9,001	3,572	460	(841)	12,192

	Gross profit	2,478	1,880	118	18	4,494

	Gross profit (%)	22	34	20		27

	Selling expenses	1,669	41	54	(13)	1,751
	EBITDA (1)	951	1,940	43	(268)	2,666
	EBIT (2)	757	1,734	15	(284)	2,222

		Twelve months ended December 31,
		2011
		Retail	Wholesale	Advanced Technologies	Other	Total
Sales	- external	10,287	4,759	424	—	15,470
	- inter-segment	29	817	86	(932)	—

	Total sales	10,316	5,576	510	(932)	15,470
	Cost of product sold	8,030	3,594	395	(882)	11,137

	Gross profit	2,286	1,982	115	(50)	4,333

	Gross profit (%)	22	36	23		28

	Selling expenses	1,595	42	47	(11)	1,673
	EBITDA (1)	769	2,019	(27)	(157)	2,604
	EBIT (2)	600	1,846	(51)	(172)	2,223

(1)	Earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization.
(2)	Earnings (loss) from continuing operations before finance costs and income taxes.

AGRIUM INC.

Supplemental Information 2

Product Lines

(Unaudited – millions of U.S. dollars)

	Three months ended December 31,						Twelve months ended December 31,
	2012			2011			2012			2011
	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit	Sales	Cost of product sold (1)	Gross profit
Retail (2)
Crop nutrients	1,096	941	155	1,030	888	142	5,124	4,303	821	4,537	3,779	758
Crop protection products	491	288	203	403	258	145	3,924	2,996	928	3,449	2,651	798
Seed	105	62	43	83	50	33	1,189	949	240	1,085	855	230
Merchandise	132	111	21	143	117	26	524	431	93	629	540	89
Services and other	151	64	87	176	70	106	718	322	396	616	205	411

	1,975	1,466	509	1,835	1,383	452	11,479	9,001	2,478	10,316	8,030	2,286

Wholesale
Nitrogen	623	297	326	595	273	322	2,298	1,103	1,195	2,051	1,077	974
Potash	153	74	79	188	67	121	618	276	342	809	296	513
Phosphate	201	154	47	232	143	89	797	598	199	893	544	349
Product purchased for resale	344	332	12	371	370	1	1,455	1,414	41	1,566	1,506	60
Other	65	39	26	68	45	23	284	181	103	257	171	86

	1,386	896	490	1,454	898	556	5,452	3,572	1,880	5,576	3,594	1,982

Advanced Technologies
Turf and ornamental	63	53	10	81	58	23	314	263	51	311	245	66
Agriculture	77	54	23	65	50	15	264	197	67	199	150	49

	140	107	33	146	108	38	578	460	118	510	395	115

Other inter-segment eliminations	(240)	(234)	(6)	(258)	(257)	(1)	(823)	(841)	18	(932)	(882)	(50)

Total	3,261	2,235	1,026	3,177	2,132	1,045	16,686	12,192	4,494	15,470	11,137	4,333

(1)	Includes depreciation and amortization.
(2)	International Retail sales were $528-million (2011 – $582-million) and gross profit was $110-million (2011 – $134-million) for the three months ended December 31. International Retail sales were $2,529-million (2011 – $2,626-million) and gross profit was $463-million (2011 – $504-million) for the twelve months ended December 31.

AGRIUM INC.

Supplemental Information 3a

Selected Volumes and Sales Prices

(Unaudited)

	Three months ended December 31,
	2012				2011
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	1,355	669			1,221	686
International	327	578			305	630

Total crop nutrients	1,682	651	560	91	1,526	675	582	93

Wholesale
Nitrogen
Domestic
Ammonia	328	677			377	638
Urea	431	558			340	600
Other	207	383			211	375

Total domestic	966	561			928	564
International	157	502			132	543

Total nitrogen	1,123	553	263	290	1,060	562	258	304

Potash
Domestic	255	491			177	581
International	86	326			221	386

Total potash	341	449	216	233	398	473	169	304

Phosphate	279	722	556	166	285	813	500	313
Product purchased for resale	725	476	459	17	721	514	513	1
Other
Ammonium sulfate	83	432	172	260	88	386	207	179
Other	62				74

Total other	145				162

Total Wholesale	2,613	530	342	188	2,626	554	342	212

AGRIUM INC.

Supplemental Information 3b

Selected Volumes and Sales Prices

(Unaudited)

	Twelve months ended December 31,
	2012				2011
	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)	Sales tonnes (000’s)	Selling price ($/tonne)	Cost of product sold ($/tonne)	Margin ($/tonne)
Retail
Crop nutrients
Domestic	6,622	634			6,044	588
International	1,535	605			1,684	584

Total crop nutrients	8,157	628	527	101	7,728	587	489	98

Wholesale
Nitrogen
Domestic
Ammonia	1,188	627			1,152	586
Urea	1,511	581			1,376	544
Other	1,030	377			1,022	367

Total domestic	3,729	539			3,550	506
International	556	514			509	500

Total nitrogen	4,285	536	257	279	4,059	506	266	240

Potash
Domestic	819	534			846	556
International	473	383			919	368

Total potash	1,292	479	214	265	1,765	458	168	290

Phosphate	1,095	728	547	181	1,127	792	482	310
Product purchased for resale	3,194	456	443	13	3,245	483	465	18
Other
Ammonium sulfate	327	423	203	220	358	366	195	171
Other	292				280

Total other	619				638

Total Wholesale	10,485	520	341	179	10,834	515	332	183

AGRIUM INC.

Supplemental Information 4

Depreciation and Amortization in Cost of Product Sold

(Unaudited – millions of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2012	2011	2012	2011
Retail	2	2	6	6

Wholesale
Nitrogen	21	21	78	81
Potash	11	9	41	38
Phosphate	21	12	77	46
Product purchased for resale	–	–	1	–
Other	1	1	5	3

	54	43	202	168

Advanced Technologies	5	3	16	13

Total	61	48	224	187

AGRIUM INC.

Supplemental Information 5 (1)

Selected Financial Measures

(Unaudited – millions of U.S. dollars, unless otherwise stated)

	Rolling four quarters ended December 31,
	2012		2011
	Retail	Consolidated Agrium	Retail	Consolidated Agrium
Return on operating capital employed (%) (2)(3)	18	24	14	29
Return on capital employed (%) (2)(4)	9	17	8	19
Average non-cash working capital to sales (%) (5)	20	18	23	18
Operating coverage ratio (%) (6)	69	51	74	49
EBITDA to sales (%) (7)	8	16	8	17

	December 31,
	2012		2011
	Retail	Consolidated Agrium	Retail	Consolidated Agrium
Non-cash working capital (8)	2,067	4,185	2,125	2,612

	Twelve months ended December 31,
	2012		2011
	Retail		Retail
Comparable store sales (%) (9)	8		14
Normalized comparable store sales (%) (10)	8		1

(1)	Certain measures presented in this table are not recognized measures under IFRS and our method of calculation may not be directly comparable to similar measures presented by other companies. We believe these additional IFRS and non-IFRS financial measures provide useful information to management, investors and securities analysts in measuring our operating and financial performance and facilitating comparison from period-to-period as well as to peers and industry averages.
(2)	Used to measure operating performance and efficiency of our capital allocation process.
(3)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average operating capital employed. Operating capital employed includes non-cash working capital, property, plant and equipment, investments in associates and other assets. Retail domestic return on operating capital employed was 23 percent (2011 – 18 percent).
(4)	Last 12 months’ EBIT less income taxes at a tax rate of 28 percent divided by rolling four quarter average capital employed. Capital employed includes operating capital employed, intangibles and goodwill. Retail domestic return on capital employed was 11 percent (2011 – 9 percent).
(5)	Used to measure efficiency in utilization of our non-cash working capital.
(6)	Selling, general and administrative, earnings from associates and other expenses, divided by gross profit. Used to measure our ability to meet our future debt service.
(7)	Retail domestic EBITDA to sales was 10 percent (2011 – 9 percent).
(8)	Total Agrium non-cash working capital less Retail non-cash working capital equals non-cash working capital for the remaining business units.
(9)	Comparable store sales is a measure for evaluating store sales results year-over-year. A store becomes part of the comparable base once it is in operation or owned for 12 months.
(10)	Comparable store sales are normalized by using published nitrogen, phosphate and potash (“NPK”) benchmark prices and adjusting current year prices to reflect pricing from the previous year based on our percent of NPK utilization by product.